Exhibit 99.1

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

30 June 2010 and 2009

Expressed in U.S. Dollars

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation (an Exploration Stage Company):

We have audited the consolidated balance sheets of Continental Energy Corporation (An Exploration Stage Company) as at June 30, 2010 and 2009, the consolidated statements of shareholders’ deficiency, loss and comprehensive loss and cash flows for the years ended June 30, 2010, 2009 and 2008.

These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2010 and 2009, the results of its operations and cash flows for the years ended June 30, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
October 20, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated October 20, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
Chartered Accountants

Vancouver, Canada
October 20, 2010

Continental Energy Corporation	Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheets

	30 June	30 June
ASSETS	2010	2009
Current
Cash	$88,843	$591,930
Receivables	1,881	936
Prepaid expenses and deposits	9,465	4,910
	100,189	597,776
Investments (Note 7)	1	1
Resource Property Costs (Note 7)	1	1
Equipment (Note 8)	18,965	37,931
	$119,156	$635,709

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 10d)	$284,787	$69,738

SHAREHOLDERS’ EQUITY (DEFICIENCY)
Share Capital - Statement 2 (Note 9)	13,522,030	13,419,653
Contributed Surplus - Statement 2 (Note 9)	7,140,572	6,699,165
Deficit - Statement 2	(20,828,233)	(19,552,847)
	(165,631)	565,971
	$119,156	$635,709

Nature of Operations and Going Concern (Note 1)

ON BEHALF OF THE BOARD:

"Richard L. McAdoo"

_________________________________, Director

"Robert V. Rudman"

_________________________________, Director

- See Accompanying Notes -

Continental Energy Corporation	Statement 2
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Deficiency

	Common Shares		Common Share	Contributed
	Shares	Amount	Subscriptions	Surplus	Deficit	Total

Balance - 30 June 2007	63,372,381	$11,731,566	$7,500	$3,221,931	$(13,307,498)	$1,653,499
Issuance of shares for:
Private placements	5,265,000	1,628,357	-	1,681,393	-	3,309,750
Arrangement fee	250,000	162,500	-	-	-	162,500
Exercise of options	-	7,500	(7,500)	-	-	-
Treasury shares held	-	(48,000)	-	-	-	(48,000)
Share issuance costs	-	(162,500)	-	-	-	(162,500)
Financing fees - warrants	-	-	-	279,256	-	279,256
Stock-based compensation	-	-	-	1,167,688	-	1,167,688
Loss for the year	-	-	-	-	(3,116,762)	(3,116,762)

Balance - 30 June 2008	68,887,381	13,319,423	-	6,350,268	(16,424,260)	3,245,431
Issuance of shares for:
Exercise of options	360,000	81,230	-	(27,230)	-	54,000
Debt settlement	500,000	55,000	-	-	-	55,000
Treasury shares held	-	(36,000)	-	-	-	(36,000)
Stock-based compensation	-	-	-	376,127	-	376,127
Loss for the year	-	-	-	-	(3,128,587)	(3,128,587)

Balance - 30 June 2009	69,747,381	13,419,653	-	6,699,165	(19,552,847)	565,971
Issuance of shares for:
Private placements	2,643,000	102,377	-	82,633	-	185,010
Financing fees - warrants	-	-	-	79,008	-	79,008
Financing fees - options	-	-	-	95,806
Stock-based compensation	-	-	-	183,960	-	183,960
Loss for the year	-	-	-	-	(1,275,386)	(1,275,386)
Balance - 30 June 2010	72,390,381	$13,522,030	$-	$7,140,572	$(20,828,233)	$(261,437)

- See Accompanying Notes -

Continental Energy Corporation	Statement 3
(An Exploration Stage Company)
Consolidated Statements of Loss and Comprehensive Loss

	For the	For the	For the
	Year Ended	Year Ended	Year Ended
	30 June	30 June	30 June
	2010	2009	2008

Expenses
Amortization	$18,966	$40,304	$63,983
Consulting fees (Note 10b)	92,500	9,750	32,200
Filing fees	15,421	18,312	11,562
Financing fees - cash	14,800	-	-
Financing fees - warrants (Note 9d)	79,008	-	279,256
Financing fees - options (Note 9c)	95,806	-
Foreign exchange loss	4,677	8,851	1,804
Bank charges	5,126	7,690	3,935
Investor relations	39,070	3,724	128,295
Management fees, salaries and wages (Note 10a and d)	369,890	791,070	772,006
Office expenses	97,392	135,571	279,548
Professional fees	161,010	158,663	142,109
Rent, office maintenance and utilities	51,447	56,636	54,076
Shareholder communication and transfer agent	1,733	3,033	16,121
Stock-based compensation (Note 9c and d )	183,960	376,127	1,167,688
Travel and accommodation	43,116	106,283	136,080

Loss Before the Undernoted	(1,273,922)	(1,716,014)	(3,088,663)

Other Income (Expenses)
Bad debt recovery (Note 9b and 10e)	-	36,000	-
Interest income	5	12,717	105,274
Loss on disposal of equipment	-	(8,993)	-

Loss on dissolution of Continental Biofuels (Note 13)	-	(122,029)	(17,815)
Loss on equity investment in Continental Biofuels (Note 13 )	-	-	(82,184)
Loss on debt settlement	-	(6,157)	-
Write-off of property acquisition costs (Note 7)	-	(1,313,123)	-
Write-off of loans receivable	-	-	(614)
Write-off of resource property costs (Note 7)	(1,469)	(10,988)	(32,760)

Loss and Comprehensive Loss for the Year	$(1,275,386)	$(3,128,587)	$(3,116,762)

Loss per Share - Basic and Diluted	$(0.02)	$(0.05)	$(0.05)

Weighted Average Number of Shares Outstanding	70,045,277	69,163,217	67,807,203

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Consolidated Statements of Cash Flows

		For the		For the		For the
		Year Ended		Year Ended		Year Ended
		30 June		30 June		30 June
Cash Resources Provided By (Used In)		2010		2009		2008

Operating Activities
Loss for the period		$(1,275,386)		$(3,128,587)		$(3,116,762)
Items not affecting cash
Amortization		18,966		40,304		63,983
Financing fees - warrants		79,008		-		279,256
Financing fees - options		95,806		-		-
Loss on disposal or write-down of equipment		-		8,993		-
Loss on dissolution of Continental Biofuels		-		122,029		17,815
Loss on equity investment in Continental Biofuels		-		-		82,184
Shares received for debt		-		(36,000)		-
Stock-based compensation		183,960		376,127		1,167,688
Write-off of property acquisition costs		-		1,313,123		-
Write-off of resource property costs		1,469		10,988		32,760
Changes in current assets and liabilities
Receivables		(945)		15,878		26,274
Prepaid expenses and deposits		(4,555)		121,460		(8,476)
Accounts payable and accrued liabilities		215,049		72,363		(58,074)

		(686,628)		(1,083,322)		(1,513,352)
Investing Activities
Deferred acquisition costs		-		(1,313,123)		-
Investment in Continental Biofuels		-		(122,028)		(100,000)
Resource property costs		(1,469)		(10,988)		(32,760)
Purchase of equipment, net of recovery		-		(765)		(61,761)

		(1,469)		(1,446,904)		(194,521)
Financing Activities
Share capital issued for cash, net		185,010		54,000		3,261,750

		185,010		54,000		3,261,750

Change in Cash		(503,087)		(2,476,226)		1,553,877
Cash position - Beginning of Period		591,930		3,068,156		1,514,279

Cash Position - Ending of Period		$88,843		$591,930		$3,068,156

Supplemental Schedule of Non-Cash Transactions
Issuance of shares for:
Finder's fee - Financing		$-		$-		$162,500
Debt settlement		$-		$55,000		$-

Supplementary disclosure of cash flow information:
Cash paid for interest	$	Nil	$	Nil	$	Nil
Cash paid for income taxes	$	Nil	$	Nil	$	Nil

- See Accompanying Notes -

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

1.	Nature of Operations and Going Concern

Continental Energy Corporation (the “Company” or “Continental”) is an oil and gas exploration company engaged in the acquisition, exploration and development of oil and gas properties with the focus being on properties located in Indonesia held under production sharing contracts (“PSCs”). The Company is an exploration stage company and none of its oil and gas properties are currently generating revenue. The recovery of the Company’s investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the resource properties and the discovery, development and sale of oil and gas reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Several adverse conditions cast doubt on the validity of this assumption. The Company has incurred operating losses over the past several fiscal years, has no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to conduct further exploration and development of its oil and gas projects.

The Company’s ability to continue as a going concern is dependent upon its ability to obtain the financing necessary to acquire, explore and develop future oil and gas projects as well as funding ongoing administration expenses by issuance of share capital or through joint ventures, and to realize future profitable production or proceeds from the disposition of oil and gas interests acquired. Management intends to obtain additional funding by borrowing from directors and officers and issuing private placements. There can be no assurance that management’s future financing actions will be successful. Factors that could affect the availability of financing include the Company’s performance, the state of international debt and equity markets, investor perceptions and expectations and the global financial and energy markets. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. These uncertainties represent a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used and such adjustments could be material.

2.	Significant Accounting Policies

a)	Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts in these financial statements are expressed in United States dollars (“U.S. dollar”). These financial statements conform in all material respects to United States GAAP except as disclosed in Note 14.

b)	Consolidation

These consolidated financial statements include the accounts of the Company, its two subsidiaries and one joint venture company as follows:

  TXX Energy Corporation (“TXX”) – 100% owned, incorporated in the state of Texas on 16 January 2006, for the purpose of pursuing oil and gas exploration and production opportunities in the United States (currently inactive).

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

  Continental Energy Pte. Ltd. (“CEPL”) – 100% owned, incorporated in Singapore on 16 June 2008, for the purpose of pursuing oil and gas exploration and production opportunities in Indonesia (currently inactive).

  CG Xploration Inc. (“CGX”) – 50% owned joint venture incorporated in the state of Delaware on 18 November 2005. The Company owns 50% of CGX and GeoPetro Resources Company (“GeoPetro”) of San Francisco owns 50%. CGX is operated for the purposes of identifying and developing new oil and gas PSC property acquisitions on behalf of the Company and GeoPetro within a geographically defined area of mutual interest in Indonesia (Note 7). CGX has been accounted for on the proportionate consolidation method whereby the Company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to CGX have been recorded in these financial statements. Refer to Note 14e for a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX.

All intercompany transactions are eliminated upon consolidation.

c)	Equipment

The Company provides for amortization on its equipment as follows:

  Automobiles – 50% declining balance basis;

  Computer equipment and software – 50% declining balance basis; and

  Furniture and field survey equipment – 50% declining balance basis.

d)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

e)	Asset Retirement Obligations

The Company recognizes the legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost are recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the related asset, and amortized on a systematic basis over the related assets useful life. The liability is adjusted for changes in the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to operations.

There are no asset retirement obligations as at 30 June 2010, 2009 or 2008.

f)	Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

g)	Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of options is charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

h)	Income (Loss) per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

i)	Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects. During the years ended 30 June 2010, 2009 and 2008, the Company had administration activity in North America and exploration and development activity in South East Asia. The segmented information is identified by geographic location of the Company’s exploration and development activities.

j)	Conversion of Foreign Currencies

The financial statements of the Company are prepared in U.S. dollars, the Company’s functional currency, and the Company’s Canadian and East Asian operations are translated into U.S. dollars under the temporal method as follows:

  Monetary assets and liabilities at year-end rates;

  All other assets at historical rates;

  Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

  Exchange gains and losses arising from these transactions are included in operating results during the period incurred.

k)	Management’s Estimates and Assumptions

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas where assumptions are used include determining the impairment of resource properties, the useful life of long-lived assets, the fair values of financial instruments, future tax rates used to determine future income taxes and the assumptions used in calculating the fair value of options and warrants. Where estimates have been used financial results as determined by actual events could differ from those estimates.

l)	Impairment of Long-Lived Assets

The Company reviews the carrying value of its resource properties and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

m)	Valuation of Warrants

The Company values warrants issued as part of a private placement unit by allocating the proceeds from the issue of units between common shares and common share purchase warrants on a pro-rata basis based on relative fair values as follows:

  The fair value of common shares is based on the market close on the date the units are issued; and

  The fair value of the common share purchase warrants is determined using the Black- Scholes pricing model.

The fair value attributed to the warrants is recorded in Contributed Surplus.

n)	Financial Instruments

The Canadian Institute of Chartered Accountants Handbook (“CICA HB”) establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be recognized on the balance sheet when the Company becomes a party to contractual provisions of the financial instrument or a derivative contract. All financial instruments should be measured at fair value on initial recognition. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other liabilities.

Financial assets and financial liabilities held-for-trading are measured at fair value with gains and losses recognized in the Company’s loss for the period. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in other comprehensive income (“OCI”) upon adoption.

Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts but are not closely related to the host financial instrument or contract, respectively. Changes in the fair values of derivative instruments are recognized in the Company’s loss for the period, except for derivatives that are designated as a cash flow hedge, the fair value change for which is recognized in OCI. The Company has elected to recognize all transaction costs to the carrying amount (for non-trading instruments) that are directly attributable to the acquisition or issue of a financial asset or financial liability to the financial instrument on initial recognition.

The Company’s financial instruments consist of cash, accounts receivable and accounts payable.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The Company has classified each of its significant categories of financial instruments as follows:

Cash	Held-for-trading
Accounts receivable	Loans and receivables
Accounts payable	Other financial liabilities

Amendment to Financial Instruments – Disclosures

CICA HB Section 3862, Financial Instruments – Disclosures was amended to require disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

These amendments are required to be adopted for fiscal years ending after September 20, 2009. The Company has adopted these amendments for the fiscal year ended 30 June 2010 and the additional required disclosures are included in Note 5.

o)	Comprehensive Income (Loss)

The CICA HB establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources. OCI refers to items recognized in comprehensive income that are excluded from net loss. At 30 June 2010, 2009 and 2008 the Company had no items that caused other comprehensive loss to be different than net loss.

3.	Change in Accounting Policy

Goodwill and Intangible Assets (Section 3064)

Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has had no impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

4.	New Accounting Pronouncements Not Yet Adopted

IFRS

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after 1 January 2011. The Company’s transition date of 1 July 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended 30 June 2011. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

Business Combinations – Section 1582

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602

In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after 1 January 2011. The Company is currently assessing the impact of the new standard on its financial statements.

5.	Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars	30 June 2010 Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	304	11,801	11,911,357
Receivables	1,881	-	-
Accounts payable and accrued liabilities	(32,793)	-	72,236,435

Based on the above net exposures as at 30 June 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $3,061 in the Company’s loss. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $844 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $926 in the Company’s loss.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and international financial institutions.

Management believes that the credit risk concentration with respect to receivables is remote.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at 30 June 2010, the Company had a cash balance of $88,843 (30 June 2009 - $591,930) to settle current liabilities of $284,787 (30 June 2009 - $69,738) resulting in a liquidity and solvency risk.

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

e)	Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

6.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements and there were no significant changes to its approach in capital management during the year ended 30 June 2010.

7.	Resource Property Costs

Bengara-II Property

During the year ended 30 June 2010, the Company incurred $1,469 (2009: $10,988) in geological and geophysical interpretation and evaluation costs on the joint venture area of mutual interest surrounding the Bengara-II PSC in Indonesia. At 30 June 2010 and 2009, no future benefits could be attributed to this property and consequently the capitalized cost were written off.

	30 June		Costs		30 June
	2009	Exploration &	Reimbursed by	Impairment/	2010
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$1,469	$-	$(1,469)	$1

	30 June		Costs		30 June
	2008	Exploration &	Reimbursed by	Impairment/	2009
	Balance	Development	Joint Venturers	Abandonment	Balance
Bengara-II	$1	$10,988	$-	$(10,988)	$1

CGB2

By share purchase and transfer agreements with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Continental-GeoPetro (Bengara-II) Ltd. (“CGB2”), a company incorporated in the British Virgin Islands which owned a 100% interest in the Bengara-II PSC in Indonesia.

The Company accounted for the acquisition of CGB2 using the purchase method of accounting for business combinations. On 1 January 2000, the Company farmed out 40% of its 100% interest in CGB2 and its respective underlying properties to GeoPetro.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

On 29 September 2006, the Company sold 70% of its 60% interest in CGB2 to CNPC (Hong Kong) Limited (“CNPC-HK”) for a gain of $23,906 and an obligation by CNPC-HK to carry the Company's share of the costs of drilling 4 exploration wells. The Company retained an 18% shareholding of CGB2, which is recorded at $1 in these financial statements.

Tungkal Property

On 1 August 2008, the Company entered into an agreement to purchase a 30% working interest in the Tungkal PSC, located onshore in Sumatra, Indonesia. Under the agreement, the Company was to pay total consideration of $27,320,000. The Company paid a cash deposit of $1,500,000 on signature of the definitive sales and purchase agreement. In consideration for negotiating a senior credit facility, the Company made a payment of $100,000 as a financing fee in the prior year. The Company also incurred $197,660 in legal fees and other costs in relation to this transaction in the prior year.

On 9 April 2009, the agreement was terminated with $500,000 of the original deposit being refunded to the Company and $1,000,000 being forfeited as a break-up fee. As a result of the termination, all acquisition costs relating to the Tungkal property were written off in the prior year.

South Bengara-II Property

On 13 November 2008, the Company acquired an interest in a new PSC in Indonesia. Pursuant to a Joint Bid Agreement (“JBA”) with Adelphi Energy Limited “(Adelphi”) and GeoPetro, ACG (South Bengara-II) Pte. Ltd. (“ACG”), signed a new PSC for the South Bengara-II block. In consideration, the Company made a payment of $100,000 as an interest free loan. The Company also incurred $10,463 in due diligence costs in relation to this transaction in the prior year.

On 22 May 2009, the agreement was terminated and CESB2 has withdrawn from participation in ACG and its new PSC. CESB2 returned its entire 24.999% stake in ACG to Adelphi and received repayment of $95,000 of the loan previously made.

All of the Company’s oil and gas interests are unproven.

8.	Equipment

Details are as follows:

			30 June
			2010
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$30,767	$4,273
Computer equipment and software	81,178	69,636	11,542
Field survey equipment	27,167	24,017	3,150
	$143,385	$124,420	$18,965

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

			30 June
			2009
		Accumulated	Net Book
	Costs	Amortization	Value
Automobiles	$35,040	$26,493	$8,547
Computer equipment and software	81,178	58,095	23,083
Field survey equipment	27,167	20,866	6,301
	$143,385	$105,454	$37,931

9.	Share Capital

a)	Authorized Share Capital

During the year ended 30 June 2010, the Company increased the number of authorized preferred shares having no par value but with special rights and restrictions attached from 100,000,000 to 500,000,000.

The Company’s authorized share capital consists of 1,000,000,000 shares divided into 500,000,000 common shares without par value and 500,000,000 preferred shares without par value. As at 30 June 2010, there are no preferred shares issued or outstanding.

b)	Share Capital

2010

On 26 February 2010, a private placement was completed for 2,643,000 units for total proceeds of $185,010. Each unit consists of one common share and one share purchase warrant with each warrant having an exercise price of $0.10 per common share for a three year term expiring on 8 March 2013. The Company allocated $102,377 to the common shares and $82,633 to the share purchase warrants based on the relative fair values.

2009

During the year ended 30 June 2009, 360,000 stock options were exercised for net proceeds to the Company of $54,000.

During the year ended 30 June 2009, 500,000 shares were issued to settle $55,000 in debt owing to a former officer and director (Note 10d).

During the year ended 30 June 2009, the Company received 400,000 Continental shares in full settlement of a receivable owing from a company controlled by the estate for a deceased director. The fair value of these shares on the date of settlement was $36,000 and therefore, this amount has been recorded as a bad debt recovery. These shares will be held in treasury until resold.

c)	Stock Options

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised within a period as determined by the Company's board of directors. Options vest on the grant date unless otherwise determined by the Company's board of directors. The aggregate number of common shares which may be reserved as outstanding Stock Options shall not exceed 20% of the total number of the Company's issued and outstanding common shares at any time, and the maximum number of options held by any one individual at any one time shall not exceed 5% of the total number of the Company's issued and outstanding common shares.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions disclosed in Note 9(e).

2010

On 11 January 2010, a total of 360,000 stock options were granted to officers of the Company having an exercise price of $0.07 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $8,614 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.03.

On 11 January 2010, a total of 4,840,000 outstanding incentive stock options to directors and senior officers having various exercise prices between $0.15 and $0.24 and terms expiring between 31 December 2010 and 2011 were amended to all have a new exercise price of $0.07 and an expiry date of 31 December 2011.

On 11 January 2010, a total of 3,250,000 outstanding incentive stock options to employees and consultants having various exercise prices between $0.20 and $0.24 were amended to all have a new exercise price of $0.07 but no change to their original expiry dates between 31 December 2010 and 30 June 2011.

On 11 January 2010, a total of 800,000 outstanding incentive stock options to employees having various exercise prices between $0.15 and $0.24 and terms expiring 31 December 2010 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2011.

On 11 January 2010, a total of 1,500,000 outstanding incentive stock options to employees and consultants having an exercise price of $0.15 and terms expiring 31 December 2011 were amended to all have a new exercise price of $0.07 and a new expiry date of 31 December 2010.

The Company calculated the incremental increase in the fair value of these amended options to be $95,806 which was charged to operations.

On 16 September 2009, a total of 1,000,000 stock options were granted to an officer of the Company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these options to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

2009

On 29 December 2008, a total of 4,000,000 stock options were granted to advisors, directors, and employees having an exercise price of $0.15 per share and expiring on 31 December 2011. The Company calculated the fair value of these options to be $302,578 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.08.

On 2 December 2008, 1,000,000 stock options having an exercise price of $0.24 per share were cancelled as per an agreement with the former holder.

On 29 December 2008, a total of 1,900,000 stock options having an exercise price of $0.65 per share were cancelled as per written agreements with the former holders.

On 30 September 2008, a total of 100,000 stock options were granted to a consultant having an exercise price of $0.21 per share and expiring on 30 September 2011. The Company calculated the fair value of these options to be $12,054 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

On 17 July 2008, a total of 500,000 stock options were granted to two advisors having an exercise price of $0.21 per share and expiring on 30 June 2011. The Company calculated the fair value of these options to be $61,495 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

2008

On 25 May 2008, a total of 1,750,000 stock options were granted to directors, an employee and consultants of the Company having an exercise price of $0.21 per share and expiring on 25 May 2011. The Company calculated the fair value of these options to be $227,479 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.13.

On 17 March 2008, a total of 400,000 stock options were granted to two consultants having an exercise price of $0.20 per share and expiring on 17 March 2011. The Company calculated the fair value of these options to be $48,763 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.12.

On 22 December 2007, a total of 4,000,000 stock options were granted to directors, an employee and consultants of the Company having an exercisable price of $0.24 per share and expiring on 31 December 2010 and 700,000 stock options to employees and consultants of the Company having an exercisable price of $0.24 per share and expiring on 30 June 2009. The Company calculated the fair value of these options to be $691,318 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.15.

On 17 September 2007, a total of 500,000 stock options were granted to a director having an exercise price of $0.65 per share and expiring on 30 June 2010. The Company calculated the fair value of these options to be $200,128 on the grant date which was charged to operations. The average grant date fair value of these stock options was $0.40.

Total outstanding and exercisable

Details of outstanding share purchase options are as follows:

		Weighted Average
	Number of	Exercise Price
	Options	per Share

Options outstanding, 30 June 2008	11,250,000	$0.29
Options granted	4,600,000	0.16
Options exercised	(360,000)	0.15
Options cancelled and expired	(6,100,000)	0.35

Options outstanding, 30 June 2009	9,390,000	0.20
Options granted	1,360,000	0.13

Options outstanding, 30 June 2010	10,750,000	$0.07

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

As at 30 June 2010, the following share purchase options were outstanding:

	Number of	Price per
Options	shares	Share	Expiry date
	2,100,000	$0.07	31 December 2010
	400,000	$0.07	17 March 2011
	1,750,000	$0.07	25 May 2011
	500,000	$0.07	30 June 2011
	6,000,000	$0.07	31 December 2011

Total outstanding and exercisable	10,750,000

d)	Warrants

2010

On 26 February 2010, 2,643,000 warrants were issued in conjunction with a private placement. Each warrant has an exercise price of $0.10 and an expiry date of 26 February 2013.

On 11 January 2010, a total of 4,975,000 outstanding share purchase warrants originally issued in conjunction with private placements and having various exercise prices between $0.15 and $0.40 and terms expiring between 15 May 2010 and 16 September 2012 were all amended to have a new exercise price of $0.07 and a new expiry date of 31 December 2011. The Company calculated the incremental increase in the fair value of these amended warrants to be $79,008 which was charged to operations.

On 16 September 2009, a total of 1,000,000 share purchase warrants were granted to a financial and management advisory company having an exercise price of $0.15 per share and expiring on 16 September 2012. The Company calculated the fair value of these warrants to be $75,219 on the grant date which was charged to operations. The average grant date fair value of these warrants was $0.08.

On 16 September 2009, a total of 350,000 share purchase warrants were granted to an investor relations company having an exercise price of $0.09 per share and expiring on 16 September 2010. These warrants shall vest in four equal tranches of 87,500 shares and each tranche may be exercised only after 1 January 2010; 1 April 2010; 1 July 2010; and 1 October 2010 unless the contract under which they are issued is cancelled by the Company prior to the vest date. The Company has an unconditional right to terminate the agreement after six months in which case any vested warrants will remain unaffected and all unvested warrants will be cancelled. The Company calculated the fair value of these warrants to be $31,211 on the grant date. In the current period, $24,908 of this was charged to operations. The average grant date fair value of these warrants was $0.08.

On 23 July 2009, 15,000 warrants having an exercise price of $1.00 per share expired without being exercised.

2009

There were no share purchase warrants issued, exercised or cancelled during the year ended 30 June 2009.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

2008

During the 2008 fiscal year, a total of 3,725,000 share purchase warrants’ expiry dates were amended from 30 June 2008 to 30 June 2010. No change was made to the exercise prices. The Company estimated the incremental increase in the fair value of these amended warrants to be $279,256 which was charged to operations.

Total outstanding and exercisable

Details of outstanding share purchase warrants are as follows:

		Weighted Average
	Number of	Exercise Price
	Warrants	per Share

Warrants outstanding, 30 June 2008 and 30 June 2009	13,990,000	$ 0.72
Warrants issued	3,993,000	0.09
Warrants expired	(15,000)	1.00

Warrants outstanding, 30 June 2010	17,968,000	$ 0.54

Details of outstanding share purchase warrants as at 30 June 2010 are as follows:

	Number of	Price per
Warrants	Shares	Share	Expiry Date
	10,000,000	$ 0.90	29 August 2010
	4,975,000	$ 0.07	31 December 2011
	350,000	$ 0.09	16 September 2012
	2,643,000	$ 0.10	26 February 2013

17,968,000

e)	Black-Scholes Option-Pricing Model Assumptions

The fair value of each option grant (Note 9c) is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2010	2009	2008
Expected dividend yield	0.00%	0.00%	0.00%
Expected stock price volatility	108%	91% - 98%	91% - 107%
Risk-free interest rate	0.37%	1.32% - 3.16%	2.68% - 4.28%
Expected life of options (years)	1.00	2.96 - 3.00	1.52 – 3.00

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The fair value of each warrant issued (Note 9d) is estimated on the grant date and date of amendment using the Black-Scholes option-pricing model with the following assumptions:

	30 June	30 June	30 June
	2010	2009	2008
Expected dividend yield	0.00%	n/a	0.00%
Expected stock price volatility	107%	n/a	85% - 103%
Risk-free interest rate	0.35%	n/a	2.76% - 4.66%
Expected life of warrants (years)	3.00	n/a	2.00 – 3.00

10.	Related Party Transactions

The Company incurred the following transactions with related parties::

a)	During the year ending 30 June 2010, management, director and officer fees in the amount of $210,000 (2009 - $367,000, 2008 - $422,500) were incurred to directors and officers of the Company. In addition, the Company paid bonuses totalling $nil (2009 - $nil, 2008 - $60,000) to two directors during the year.

b)	During the year ending 30 June 2010 consulting fees in the amount of $92,500 (2009 - $nil, 2008 - $nil) were incurred to an officer of the Company.

c)	As at 30 June 2010, $152,500 (30 June 2009 - $27,500) is payable to officers of the Company which is included in accounts payable and accrued liabilities.

d)	In March 2009, the contract of a former director and officer was bought out for $103,500, of which $48,500 was paid in cash and the remainder was settled by the issuance of 500,000 shares valued at $55,000 (Note 9b).

e)	During the year ended 30 June 2009, the Company received 400,000 shares with a fair value of $36,000 from a former director as settlement for amounts due to the Company. These amounts due were fully provided for in prior years (Note 9b).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

11.	Income Taxes

a)

Income tax expense differs from the amount that would result from applying the federal and provincial statutory income tax rate to earnings before income taxes. These differences result from the following items:

	2010	2009	2008

Loss before income taxes	$1,275,386	$3,128,587	$3,116,762
Tax rate	29.25%	30.25%	32.82%

Expected income tax recovery	(373,050)	(946,398)	(1,022,921)
Increase due to:
Non-deductible expenses	99,734	467,092	494,886
Losses and temporary differences for which
no tax benefit has been recorded	283,466	449,965	528,035
Other	(10,150)	29,341	-

Total income taxes (recovery)	$-	$-	$-

b)	The components of the Company’s future income taxes are as follows:

	2010	2009	2008

Future income tax assets
Non-capital losses	$1,659,355	$1,405,779	$1,218,948
Capital losses	224,509	194,486	219,375
Share issue costs	489,857	29,576	105,426
Capital assets	170,774	176,118	220,694
Resource properties	32,261	445,085	594,406
	2,576,756	2,251,044	2,358,849

Valuation allowance	(2,576,756)	(2,251,044)	(2,358,849)

Net future income tax assets	$-	$-	$-

The Company has non-capital loss carry-forwards of approximately $5,514,000 that may be available for tax purposes. The loss carry-forwards are principally in respect of Canadian and US operations and expire as follows:

	Canada	US	Singapore

2014	$423,000	$-	$-
2015	336,000	-	-
2026	-	43,000	-
2027	1,398,000	147,000	-
2028	1,260,000	265,000	-
2029	1,345,000	171,000	-
2030	742,000	60,000	-
No expiry	-	-	294,000

	$5,504,000	$686,000	$294,000

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

A full valuation allowance has been recorded against the net potential future income tax assets associated with all the loss carry-forwards and certain other deductible temporary differences as their utilization is not considered more likely than not at this time.

12.	Segmented Information

	North America	East Asia	Consolidated

30 June 2010
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(1,052,964)	$(222,422)	$(1,275,386)
Identifiable assets	$80,989	$38,167	$119,156

30 June 2009
Segmented income (loss)	$(2,527,325)	$(601,262)	$(3,128,587)
Identifiable assets	$467,623	$168,086	$635,709

30 June 2008
Segmented revenue	$-	$-	$-
Segmented income (loss)	$(2,835,673)	$(281,089)	$(3,116,762)
Identifiable assets	$3,154,615	$143,191	$3,297,806

13.	Investment in Continental Biofuels Corporation

On 17 October 2007, the Company entered into an agreement pertaining to the acquisition of an interest in a company incorporated in Delaware named Continental Biofuels Corporation (“Continental Biofuels”) in order to pursue biodiesel projects in Indonesia. The Company purchased 1,000 share of the 2,500 issued and fully paid share capital of Continental Biofuels for $100,000 representing a 40% stake. The remaining 60% stake in Continental Biofuels was held by two directors of the Company, each of whom purchased a 30% stake. On 11 August 2008, Continental Biofuels signed a Certificate of Dissolution thereby eliminating the Company’s 40% interest. Therefore, the Company’s interest in Continental Biofuels has been written off. During the year ended 30 June 2009 the Company wrote-off a further $122,029 relating to funds advanced to and expenditures incurred on behalf of Continental Biofuels subsequent to 30 June 2008, but prior to 11 August 2008.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

14.	Differences between Canadian and US GAAP

Canadian GAAP varies in certain respects from US GAAP. The effect of the principal measurement differences on the Company’s consolidated financial statements is quantified below and described in the accompanying notes:

a)

Under US GAAP, stock-based compensation expense for fiscal years up to 31 July 2003 was recorded for non-employees using a fair-value based method of accounting and the Company elected under the Financial Accounting Standards Board’s (“FASB”) APB Opinion 25, “Accounting for Stock Issued to Employees” to adopt only the disclosure provisions of Statements of Financial Accounting Standards (“SFAS”) 123 “Accounting for Stock-Based Compensation” prior to 31 July 2003 for employee stock-based compensation. Until 1 August 2002, the Company was not required, under Canadian GAAP, to record the effect of employee or non-employee stock-based compensation expense. Commencing on 1 August 2002, Canadian GAAP treatment requires the recording of the fair value of all stock-based awards at fair value. As the Company elected to adopt the fair value provisions of SFAS 123 effective August 1, 2003, US GAAP is consistent with Canadian GAAP. The effect of the differences prior to 1 August 2003 is noted below.

b)

Under US GAAP, stock-based compensation expense is recorded when shares held in escrow become eligible for release and is based upon the number of shares released and the fair value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. The effect of this difference is noted below.

c)

Under US GAAP, full cost accounting for oil and gas properties, an impairment test is applied to ensure the unamortized capitalized costs in each cost center do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, this ceiling test is calculated where cash flows from proved reserves are undiscounted but interest and general and administrative expenses are deducted. If impairment exists, then the amount of the write down is determined using the fair value of reserves. There is no difference between Canadian and US GAAP with respect to the application of the ceiling test as the properties were determined to be impaired as at 30 June 2010 and 2009, and therefore were written down to a nominal value.

d)

Income taxes:

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

e)

Under Canadian GAAP, investments in joint ventures are accounted for using the proportionate consolidation method. Under US GAAP, investments in joint ventures are accounted for using the equity method. The different accounting treatment affects only the display and classification of financial statement items and not net earnings or shareholders' equity. As allowed under the US Securities and Exchange Commission (“SEC”) rules applicable to Form 20-F, no adjustment has been made for this difference.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

The following is a summary of the Company’s proportionate share of the financial position, operating results and cash flows of CGX under Canadian GAAP:

	30 June 2010	30 June 2009
Current assets	$9,129	$13,390
Non-current assets	15,601	31,203
Total assets	$24,730	$44,593

Current liabilities	8,997	7,286
Total liabilities	$8,997	$7,286

	Year Ended 30	Year Ended 30	Year Ended 30
	June 2010	June 2009	June 2008
Operating Expenses	$212,213	$296,529	$253,329
Write-down of resource property costs	1,469	10,988	27,760
Net loss for the period	$213,682	$307,517	$281,089

Net cash used in:
Operating activities	$(149,925)	$(323,629)	$(203,588)
Investing activities	$-	$(765)	$(45,371)
Financing activities	$-	$-	$-

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

f)	The impact of the above differences between Canadian and US GAAP on the statement of changes in shareholders’ equity, as reported, is as follows:

	Common Shares		Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total

Shareholders’ equity balance as reported at 30 June 2008	68,887,381	$13,319,423	$6,350,268	$(16,424,260)	$3,245,431
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2008	68,887,381	$13,319,423	$6,654,326	$(16,728,318)	$3,245,431

Shareholders’ equity balance as reported at 30 June 2009	69,747,381	$13,419,653	$6,699,165	$(19,552,847)	$565,971
Stock compensation expense on option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US GAAP at 30 June 2009	69,747,381	$13,419,653	$7,003,223	$(19,856,905)	$565,971

Shareholders’ equity balance as reported at 30 June 2010	72,390,381	$13,522,030	$7,140,572	$(20,828,233)	$(165,631)
Stock compensation expense op option granted to non-employees (Note 14a)	-	-	164,573	(164,573)	-
Stock compensation expense on escrow shares (Note 14b)	-	-	139,485	(139,485)	-

Shareholders’ equity in accordance with US CAAP at 30 June 2010	72,390,381	$13,522,030	$7,444,630	$(21,132,291)	$(165,631)

g)	New Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-11,

“Derivatives and Hedging (Topic 815): Scope Exception Related to Embedded Credit Derivatives”. ASU No. 2010-11 clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Specifically, only one form of embedded credit derivative qualifies for the exemption – one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The amendments in ASU No. 2010-11 are effective for each reporting entity at the beginning of its first fiscal quarter beginning after 15 June 2010. Early adoption is permitted at the beginning of each entity’s first fiscal quarter beginning after 5 March 2010. The adoption of ASC No. 2010-11 did not have an impact on the Company’s consolidated financial statements.

In February 2010, the FASB ASU No. 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which eliminates the requirement for Securities and Exchange Commission ("SEC") filers to disclose the date through which an entity has evaluated subsequent events. ASU No. 2010-09 is effective for its fiscal quarter beginning after 15 December 2010. The adoption of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

Continental Energy Corporation
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
30 June 2010 and 2009
Expressed in U.S. Dollars

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements.” This update requires additional disclosure within the roll forward of activity for assets and liabilities measured at fair value on a recurring basis, including transfers of assets and liabilities between Level 1 and Level 2 of the fair value hierarchy and the separate presentation of purchases, sales, issuances and settlements of assets and liabilities within Level 3 of the fair value hierarchy. In addition, the update requires enhanced disclosures of the valuation techniques and inputs used in the fair value measurements within Levels 2 and 3. The new disclosure requirements are effective for interim and annual periods beginning after 15 December 2009, except for the disclosure of purchases, sales, issuances and settlements of Level 3 measurements. Those disclosures are effective for fiscal years beginning after 15 December 2010. The adoption of ASU 2010-06 did not have a material effect on the Company's consolidated financial statements.

15.	Subsequent Events

a)

On 7 July 2010, the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary CEPL to Transafrica Management SARL (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which is to be paid on or before 31 July 2010. On 31 July 2010, the agreement was amended to extend the 31 July 2010 payment deadline until 1 November 2010.

b)

On 29 August 2010, 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of 29 August 2010 were amended to have a new exercise price of $0.20 and a new expiry date of 29 August 2012.

c)	On 29 September 2010, 600,000 stock options having exercise prices of $0.07 and with an expiry date of 31 December 2010 were amended to have a new expiry date of 31 December 2011.

d)	On 29 September 2010, 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 30 June 2012.

e)	On 29 September 2010, 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of 31 December 2012.

MANAGEMENT’S DISCUSSION & ANALYSIS
FORM 51-102F1
CONTINENTAL ENERGY CORPORATION
For the Fourth Quarter and Fiscal Year Ended June 30, 2010

NATURE OF BUSINESS

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects. Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated. There is a long and positive history of oil exploration success in Indonesia and geological conditions are favorable for hydrocarbon accumulation. Continental owns an 18% participating interest in an Indonesian production sharing contract area covering 901,668 acres, the Bengara-II Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.
2
Our accompanying consolidated financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is June 30th. All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of October 27, 2010.

FORWARD-LOOKING INFORMATION

This management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, and the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties. Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

HIGHLIGHTS OF THE PAST QUARTER

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year. Significant events having material effect on the business affairs of the Company which have occurred during the Past Quarter are summarized below:

Share Purchase Warrants Activity
During the Past Quarter, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No oustanding share purchase warrants expired.

Amendments – No amendments were made to the term of any outstanding share purchase warrants.

Incentive Stock Options Activity
During the Past Quarter, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry - No outstanding incentive stock options expired.

Amendments – No amendments were made to the terms of any outstanding incentive stock options.

Shares Issues
During the Past Quarter, no new shares were issued.

SUBSEQUENT EVENTS

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year ending June 30, 2010. Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter but prior to publication of this report are summarized below:

Investment Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s investments occurred:

  On July 7, 2010 the Company entered into a Share Sale and Transfer Agreement to sell 100% of the shares in its inactive subsidiary Continental Energy Pte. Ltd. (“CEPL”) to Transafrica Management SARL
  (60%) and C&S Infrastructure LLC (40%) for consideration of $71,500 which was to be paid on or before July 31, 2010. On July 31, 2010, the agreement was amended to extend the July 31, 2010 payment deadline until November 1, 2010.

Share Purchase Warrants Activity
Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s share purchase warrants occurred:

Exercises - No outstanding share purchase warrants were exercised.

New Issues – No new share purchase warrants were issued.

Expiry - No share purchase warrants expired.

Amendments – On August 29, 2010 the Company amended the terms of certain outstanding incentive warrants to bring them into line with the current market conditions as follows:

  A total of 10,000,000 warrants with an exercise price of $0.90 per share and an expiry date of August 29, 2010 were amended to have a new exercise price of $0.20 and a new expiry date of August 29, 2012.

Incentive Stock Options Activity

Subsequent to the end of the Past Quarter and up to the date of this report, the following activity involving the Company’s incentive stock options occurred:

Exercises - No outstanding incentive stock options were exercised.

New Grants – No new incentive stock options were granted.

Expiry – No outstanding incentive stock options expired.

Amendments – On September 29, 2010 the Company amended the terms of certain outstanding stock options to bring them into line with the current market conditions as follows:

  A total of 600,000 stock options having exercise prices of $0.07 per share and with an expiry date of December 31, 2010 were amended to have a new expiry date of December 31, 2011.

  A total of 350,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of June 30, 2012.

  A total of 7,690,000 stock options having exercise prices of $0.07 and with varying expiry dates were amended to have a new expiry date of December 31, 2012.

Shares Issues
Subsequent to the end of the Past Quarter and up to the date of this report, no new shares were issued.

SHAREHOLDING

As of the date of this report the Company had 72,390,381 common shares issued and outstanding.
As of the date of this report the Company had 10,750,000 unexercised stock options issued and outstanding.
As of the date of this report the Company had 17,968,000 unexercised warrants issued and outstanding.
As of the date of this report the Company had Nil preferred shares issued and outstanding.

RESULTS OF OPERATIONS

Financial Results for the Fourth Quarter Ended June 30, 2010
The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year ending.

Selected Annual Information

The following table sets out selected annual information of Continental and is derived from the Company’s audited consolidated financial statements for the twelve months and fiscal years ended June 30, 2010, 2009 and 2008.

		2010		2009		2008
Sales		$-		$-		$-
Income (Loss) for the Year		$(1,275,386)		$(3,128,587)		$(3,116,762)
Income (Loss) per Share – Basic		$(0.02)		$(0.05)		$(0.05)
Income (Loss) per Share – Diluted		$(0.02)		$(0.05)		$(0.05)
Total Assets		$119,156		$635,709		$3,297,806
Total Long-term Liabilities		$-		$-		$-
Dividends Declared	$	Nil	$	Nil	$	Nil

Summary of Quarterly Results
The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic Income (Loss) per Share from Continued Operations and Net Income (loss)	Fully Diluted Income per Share from Continued Operations and Net Income (loss)
4th Quarter 2010	Nil	(245,489)	(0.00)	(0.00)
3rd Quarter 2010	Nil	(409,091)	(0.01)	(0.01)
2nd Quarter 2010	Nil	(273,499)	(0.00)	(0.00)
1st Quarter 2010	Nil	(347,307)	(0.00)	(0.00)
4th Quarter 2009	Nil	(264,481)	(0.00)	(0.00)
3rd Quarter 2009	Nil	(1,638,935)	(0.02)	(0.02)
2nd Quarter 2009	Nil	(701,874)	(0.01)	(0.01)
1st Quarter 2009	Nil	(523,297)	(0.01)	(0.01)

•	Current Working Capital Situation

As at June 30, 2010, the Company’s consolidated financial statements reflect a working capital deficit of $184,598. This represents a decrease in the working capital of $712,636 compared to the June 30, 2009 working capital of $528,038. The main use of funds during the current period was the Company’s general and administrative expenditures during the period. The cash balance at June 30, 2010 was $88,843 compared to $591,930 as at June 30, 2009, a decrease of $503,087.

The Company used $686,628 for operating activities during the year ended June 30, 2010 compared with $1,083,322 in the year ended June 30, 2009.

The cash resources used for investing activities during the year ended June 30, 2010 was $1,469 compared with $1,446,904 for the year ended June 30, 2009.

The cash resources provided by financing activities during the year ended June 30, 2010 was $185,010 compared with $54,000 in the year ended June 30, 2009.

•	Investments

The Company’s oil and gas property expenditures continue to be at a maintenance level until management decides to commence further exploration and development of its Indonesian properties. In the prior year, the Company incurred property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and costs relating to its investment in Continental Biofuels amounting to $122,028.

•	Finance

During the year ended June 30, 2010, a total of 2,643,000 new shares were issued pursuant to private placements for net proceeds to the Company of $185,010.

On June 30, 2010, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 10,750,000 shares at a price of $0.07 and expiring at varying dates between December 31, 2010 and December 31, 2011.

On June 30, 2010, the Company had warrants outstanding to purchase an aggregate of 17,968,000 shares at prices ranging from $0.07 to $0.90 and expiring at varying dates between August 29, 2010 and February 26, 2013.

•	Operations for the Year Ended June 30, 2010

Overall, the Company had a loss from operations during the year ended June 30, 2010 of $1,275,386 compared to $3,128,587 in the year ended June 30, 2009. The Company had a loss per share of $0.02 in 2010 compared to a loss per share of $0.05 in 2009.

During the period, the Company generated $5 in interest income compared with $12,717 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $1,313,123 and its investment in Continental Biofuels amounting to $122,029. The Company did not have any similar write offs during the year ended June 30, 2010.

General and administrative expenses decreased by $442,092 from $1,716,014 to $1,273,922 for the years ended June 30, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $421,180 from $791,070 to $369,890 as the Company did not have a CFO in place for the first 3 months of the year as well as all other management taking a reduction in pay effective April 1, 2009. Office expenses decreased $36,594 from $133,784 to $97,190 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $63,167 from $106,283 to $43,116 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $279,766 for the year ended June 30, 2010 compared to $376,127 in the year ended June 30, 2009 for a decrease of $96,361. The current period expense relates to options and warrants granted to Robert Rudman, the Company’s new CFO, the Company’s President and COO, Andrew Erikkson, the Company’s Geophysicist, Robert Paul, Agoracom Investor Relations Corp. (“Agoracom”), Aspen Capital Partners LLC (“Aspen”) and the incremental increase in fair value from the options that were amended during the period. Investor relations fees increased from $3,724 to $39,070. This is due to the Company commencing more investor relations activities with the engagement of Agoracom. Consulting fees increased from $9,750 to $92,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $93,808 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

•	Operations for the Three Month Period Ended June 30, 2010

Overall, the Company had a loss from operations during the three month period ended June 30, 2010 of $245,489 compared to $264,481 in the year ended June 30, 2009.

During the period, the Company generated $2 in interest income compared with $6,407 in the prior period. The decrease is due to lower cash balances on hand during the current period.

In the prior period, the Company wrote off its property acquisition costs related to the Tungkal acquisition and the South Bengara-II acquisition amounting to $59,696 and its investment in Continental Biofuels amounting to $39,218. The Company did not have any similar write offs during the year ended June 30, 2010.

General and administrative expenses increased by $18,992 from $206,011 to $245,295 for the three month periods ended June 30, 2009 and 2010 respectively. The significant changes to general and administrative expenses are as follows. Management salaries and wages decreased $12,030 from $105,164 to $93,134 as the Company did not have a CFO in place during the prior year period. Office expenses decreased $17,065 from $42,034 to $24,969 as the former CFO’s Dallas office was closed during the prior year. Travel and accommodation decreased by $21,431 from $28,914 to $7,483 as the Company was not working on any acquisition deals during the period that required extensive travel. The Company recorded stock-based compensation expense, relating to management and consulting contracts, of $8,666 compared to $Nil in the prior year for an increase of $8,666. The current period expense relates to warrants granted to Agoracom Investor Relations Corp. (“Agoracom”). Investor relations fees increased from $1,965 to $4,500. This is due to the Company commencing more investor relations activities. Consulting fees increased from $Nil to $18,500 as the result of an agreement that was signed with Aspen in September. Financing fees increased from $nil to $79,008 as the result of the revaluation of several warrant grants during the period. All other expense groups do not significantly differ from the prior period.

ADDITIONAL DISCLOSURE

The “Past Quarter” ended June 30, 2010 marks the end of the Fourth Quarter and the Company’s annual fiscal year.

Material Contracts & Commitments
During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Related Party Transactions
During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein or in the unaudited and management prepared financial statements for the Past Quarter published herewith.

Expenditures made by the Company to related parties during the fiscal year ended June 30, 2010 and balances receivable from related parties as at June 30, 2010 are as follows:

  During the period, management, director and officer fees in the amount of $210,000 (2009 - $367,000) were paid or accrued to directors and officers of the Company.

  During the period, consulting fees in the amount of $92,500 (2009 - $Nil) were paid or accrued to a firm in which an officer of the Company is a managing director.

  As at June 30, 2010, $152,500 (30 June 2009 - $27,500) is payable to officers of the Company relating to outstanding management fees.

Investor Relations, Publicity and Promotion
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising
During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

Significant Accounting Policies
The details of the Company’s accounting policies are presented in note 2 and elsewhere in the audited financial statements for the fiscal year ended June 30, 2010. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on the financial results:

Oil and Gas Properties
The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

Upon establishing production, the costs related to each cost centre from which there is production, together with the costs of production equipment, will be depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country. Oil and natural gas reserves and production will be converted into equivalent units based upon estimated relative energy content. Costs of acquiring and evaluating significant unproved properties will be initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment will be added to costs subject to depletion.

The capitalized costs less accumulated amortization in each cost centre from which there is production will be limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test"). The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres will be further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences. The capitalized costs are assessed annually to determine whether it is likely such costs will be recovered in the future. Costs unlikely to be recovered in the future are written off.

Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

Management’s Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates. Significant areas of assumptions are: impairment of resource properties, the assumptions used in calculating the fair value of options, the useful life of long-lived assets, the fair values of financial instruments, and the future tax rates used to determine future income taxes.

Change in Accounting Policies

Goodwill and Intangible Assets (Section 3064)
Effective July 1, 2009 the Company adopted CICA HB Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and amendments to Accounting Guideline (“AcG”) 11, “Enterprises in the Development Stage,” and EIC-27, “Revenues and Expenditures. During the Pre-operating Period” and CICA Section 1000, “Financial Statement Concepts.” The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with US GAAP. Under current Canadian standards, more items are recognized as assets than under IFRS or US GAAP. The objectives of CICA Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated. The standard will also provide guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed. The Company has evaluated the new section and determined that adoption of these new requirements has no impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. For the Company, the transition date will be July 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended June 30, 2010. The Company is currently assessing the financial reporting impact of the transition to IFRS and the changeover date.

The Company has appointed a project manager to lead the conversion to IFRS. The project manager is working with other members of the finance group to develop and execute an implementation plan. An initial diagnostic review of significant IFRS differences is currently underway to identify the key areas which are likely to be impacted by accounting policy changes. After which, the Company will perform a more detailed review of the impact of IFRS on the Company’s consolidated financial statements and other areas of the Company. Any changes required to systems and controls will be identified as the project progresses.

Draft financial statements and disclosure information will be prepared for each quarter in 2011 and reporting under IFRS will commence in the first quarter of 2012. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonable estimated at this time.

Business Combinations – Section 1582
In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” (“CICA 1582”), CICA 1582 requires that all assets and liabilities of an acquired business will be recorded at fair value at acquisition. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The Section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Consolidations and Non-controlling interest – Sections 1601 and 1602
In January 2009, the CICA issued Handbook Section 1601, “Consolidations” (“CICA 1601”), and Section 1602, “Non-controlling Interests” (“CICA 1602”). CICA 1601 establishes standards for the preparation of consolidated financial statements. CICA 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of the new standard on its financial statements.

Capital Resources
The Company has no operations that generate cash flow and its long term financial success is dependant on management’s ability to discover economically viable oil and gas deposits. The oil and gas exploration process can take many years and is subject to factors that are beyond the Company’s control.

In order to finance the Company’s exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales and from the exercise of convertible securities. Many factors influence the Company’s ability to raise funds, including the health of the resource market, the climate for oil and gas exploration investment, the Company’s track record and the experience and caliber of its management.

With a working capital deficit of $184,598 as at June 30, 2010, the Company will not have sufficient funds to meet its administrative, corporate development and exploration activities over the next twelve months. Actual funding requirements may vary from those planned due to a number of factors. The Company believes it will be able to raise the necessary capital it requires, but recognizes there will be risks involved that may be beyond its control. During the year ended June 30, 2010 the Company retained the services of a financial advisor and an investment banker who are actively sourcing capital for the Company.

Risks and Uncertainties
The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

The Company has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although the Company has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Recent degradation of the market conditions for the financing of equity and/or debt for oil and gas exploration and development companies has created additional uncertainty for future financing of the acquisition or development of the Company’s projects.

The Company’s property interests are located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on oil and gas properties. Power may need to be generated on site.

Oil and gas exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic oil or gas accumulation. There is no assurance that the Company's exploration activities will result in any discoveries of commercial accumulations of oil or gas. The long-term profitability of the Company's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of the Company.

The oil and gas industry is intensely competitive in all its phases. The Company competes with many other oil and gas exploration companies who have greater financial resources and technical capacity.

The market price of energy is volatile and cannot be controlled.

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of the Company could result, and other persons would be required to manage and operate the Company.

Financial Instruments

Fair value

The Company’s financial instruments consist of cash, accounts receivable and accounts payable. Cash is carried at fair value using a level 1 fair value measurement. The carrying value of the receivables and accounts payable approximates their fair value because of the short-term nature of these instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, price or credit risks arising from its financial instruments.

Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and Indonesia and a portion of its expenses are incurred in Canadian dollars and Indonesian Rupiah. A significant change in the currency exchange rates between the Canadian dollar relative to the US dollar and the Indonesian Rupiah to the US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. At 30 June 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Singapore dollars and Indonesian Rupiah:

	Canadian Dollars $	30 June 2010 Singapore Dollars	Indonesian Rupiah
Cash and cash equivalents	304	11,801	11,911,357
Receivables	1,881	-	-
Accounts payable and accrued liabilities	(32,793)	-	72,236,435

Based on the above net exposures as at 30 June 2010, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in a decrease/increase of $3,061 in the Company’s net earnings. Likewise, a 10% depreciation or appreciation of the US dollar against the Singapore dollar would result in an increase/decrease of $844 and a 10% depreciation or appreciation of the US dollar against the Indonesian Rupiah would result in a decrease/increase of $926 in the Company’s net earnings.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash is held by large Canadian and international financial institutions. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital in order to meet short term obligations. As at June 30, 2010, the Company had a cash balance of $88,843 (June 30, 2009 -$591,930) to settle current liabilities of $284,787 (June 30, 2009 - $69,738).

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of cash is limited.

Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its resource properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. In the management of capital, the Company includes share capital as well as cash and receivables.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, enter into joint venture property arrangements or acquire or dispose of assets. In order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, selected with regards to the expected timing of expenditures from continuing operations.

The Company is not subject to any externally imposed capital requirements.

Additional Disclosure for Venture Issuers without Significant Revenue
Additional disclosure concerning Continental’s general and administrative expenses and resource property costs is provided in the Company’s Interim Consolidated Statement of Loss and Note 7 - Resource Property Costs contained in its Consolidated Financial Statements for June 30, 2010.

Approval
The Board of Directors of Continental has approved the disclosure contained in this MD&A.

Additional Information
Additional information relating to Continental is available on SEDAR at www.sedar.com.

Claims, Contingencies & Litigation
Except for any contingencies elsewhere disclosed herein, or in the unaudited and management prepared, interim financial statements for the Past Quarter published herewith, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

CONTINUOUS DISCLOSURE & FILINGS - CANADA

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

CONTINUOUS DISCLOSURE & FILINGS - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements since its fiscal year end 2004. See website www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.
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Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Richard L. McAdoo, Chief Executive Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 27, 2010

(signed) “Richard L. McAdoo”
Name: Richard L. McAdoo
Title: Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV1
Certification of annual filings – OTC reporting issuer basic certificate

I, Robert Rudman, Chief Financial Officer of Continental Energy Corporation, certify the following:

1.

Review: I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the “annual filings”) of Continental Energy Corporation (the “issuer”) for the financial year ended June 30, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 27, 2010

(signed) “Robert Rudman”
Name: Robert Rudman
Title: Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this OTC reporting issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of an OTC reporting issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.